     Exhibit 99.10
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
USA: Total enters into new promising exploration acreage in Alaska
Paris, March 19, 2008 - Total announces that its wholly owned subsidiary Total E&P USA, Inc. has acquired a 30% working interest from Chevron in several onshore Alaskan exploration blocks known as White Hills. Chevron is the operator with a 70% interest.
Located onshore in Alaska, 40 kilometres Southwest of Prudhoe Bay, the blocks cover an area of approximately 2,000 square kilometres.
The exploration campaign is under way with three wells planned for this drilling season (Winter 2007-2008), and additional exploration wells planned for next winter’s season as well.
Total will work closely with the operator, to protect the Alaskan environment. A wide range of measures are implemented to preserve the soil, air, water and wildlife.
This acquisition illustrates the Group’s desire to pursue its growth strategy in exploration areas with high potential.
Total E&P in the United States
Total has been active in exploration and production in the United States since 1957.
In the Gulf of Mexico, Total participates in two development projects, Tahiti and Chinook, and operates two producing fields, Matterhorn and Virgo.
Total is also active in deep offshore exploration in the Gulf of Mexico and in the Beaufort Sea, Alaska.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com